EXHIBIT 3.4
CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
NOVO NETWORKS, INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

     Novo Networks, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:
     FIRST: Resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and directing that said amendment be considered by the stockholders of the Corporation entitled to vote thereon were duly adopted by unanimous written consent of the Board of Directors of the Corporation dated February 17, 2005.
     SECOND: Thereafter, said amendment was approved in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware by the written consent of a majority of the stockholders of the Corporation entitled to vote thereon (being the holders of the Corporation’s Common Stock, voting together as a single class with the holders of the Corporation’s Series D Convertible Preferred Stock and the holders of the Corporation’s Series E Convertible Preferred Stock, as well as the holders of the Series B Convertible Preferred Stock, holders of the Series D Convertible Preferred Stock, and holders of the holders of the Series E Convertible Preferred Stock, each voting as a separate class) and notice to the stockholders eligible to vote, but who did not consent in writing, was delivered as required by Section 228(d).
     THIRD: Said amendment would amend the Certificate of Incorporation of the Corporation as follows:
     I. The first paragraph of Article FOURTH is deleted and substituted in lieu thereof is the following new first paragraph of Article FOURTH:

     “FOURTH. Shares
     The aggregate number of shares which the Corporation shall have the authority to issue is Six Billion, Six Hundred Million (6,600,000,000) shares, of which Six Billion (6,000,000,000) shares shall be shares of Common Stock of a par value of $0.00002 each, and Six Hundred Million (600,000,000) shares shall be shares of Preferred Stock of a par value of $0.00002 each.”
     II. The Certificate of Designation, Preference and Rights of Series B Convertible Preferred Stock and the Certificate of Designation, Preference and Rights of Series D Convertible Preferred Stock are hereby amended as follows:
(A)	The Series B Designation is amended to reduce the conversion price of the Series B Convertible Preferred Stock to $0.014018, and thereby increase the number of shares of Common Stock issuable upon conversion of such shares of the Series B Convertible Preferred Stock to 321,015,546.

(B)	The Series D Designation is amended to reduce the conversion price of the Series D Convertible Preferred Stock to $0.014018, and thereby increase the number of shares of Common Stock issuable upon conversion of such shares of the Series D Convertible Preferred Stock to 675,773,394.

(C)	Upon the filing of this Certificate of Amendment, all shares of Series B Convertible Preferred Stock, Series D Convertible Preferred Stock, and Series E Convertible Preferred Stock shall be automatically converted into Common Stock.
     FOURTH: Said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed on the 16th day of September, 2005 and the undersigned does hereby affirm, under the penalties of perjury, that the statements contained herein have been examined by him and are true and correct.

NOVO NETWORKS, INC.
/s/ Richard B. Berliner
Richard B. Berliner
Chief Executive Officer

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